UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)

TRANSPORTADORA DE GAS DEL SUR S.A.
(Name of Subject Company)

GAS TRANSPORTER OF THE SOUTH INC.
(Translation of Registrant’s Name into English)

TRANSPORTADORA DE GAS DEL SUR S.A.
(Names of Persons Filing Statement)

Ordinary Class B Shares par value Ps. 1 (“Class B Shares”) and American Depositary Shares, each representing rights to five Class B Shares
(Title of Class of Securities)

Ordinary Class B Shares (ISIN ARP9308R1039)
American Depositary Shares (893870204)
(CUSIP Number of Class of Securities)

Leandro Pérez Castaño
Tel.: (+54 11) 4865-9050
Don Bosco 3672
5th Floor
C1206ABF, City of Buenos Aires
Argentina
inversores@tgs.com.ar

Copy to:

Robert S. Risoleo
1700 New York Ave. NW, Suite 700
Washington, DC 20006
(202) 956-7500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

DC_LAN01:345178.2

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) previously filed by Transportadora de Gas del Sur S.A. (the “Company” or “TGS”) with the U.S. Securities and Exchange Commission (the “SEC”) on January 13, 2017, relating to the tender offer by Grupo Inversor Petroquímica S.L., a limited company organized under the laws of Spain (“GIP”), WST S.A., a corporation (sociedad anónima) organized under the laws of Argentina (“WST”), and PCT LLC, a limited liability company organized under the laws of Delaware, United States of America (“PCT” and, together with GIP and WST, the “Offerors”). The Offerors offered to purchase up to a total of 194,651,345 outstanding Class B Shares of common stock, one peso (“Ps.”) nominal amount each per share (the “Class B Shares”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing rights to five (5) Class B Shares) (“ADSs” and, together with the Class B Shares, the “TGS Securities”), which represent 24.5% of the capital stock of the Company, other than those held by the Offerors or their affiliates, in cash at a price of Ps. 18.39 per Class B Share (payable in U.S. dollars) and Ps. 91.95 per ADS (payable in U.S. dollars).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

The information set forth in Item 4 of the Schedule 14D-9 is hereby amended to read as follows:

(a)  Recommendation.

With respect to a tender offer made pursuant to Argentine law, the board of directors of the affected company must assess the offer being made and provide a recommendation for shareholders as to the reasonableness of the offer being made. In accordance with such requirement, in its meeting held on August 22, 2016, the TGS Board of Directors reviewed the Argentine Offer. At this meeting, and considering the information available at the time, the Board of Directors resolved to recommend that the Company’s shareholders consider the Original Offer Price (as defined below) to be reasonable and equitable as long as the Argentine Offer is in effect, because the Original Offer Price adequately abided by the parameters set forth in the Argentine Capital Markets Law and other applicable rules. At the time the Board of Directors reached this conclusion, the proposed price per Class B Share was Ps. 18.20 (the “Original Offer Price”). On September 7 and October 2, 2016, the CNV stated that such price should be increased to Ps. 18.39 per Class B Share. On October 21, 2016, the Offerors filed a notice with the CNV expressing their consent and willingness to increase the price to Ps. 18.39 per Class B Share. Directors Luis Alberto Fallo and Gregorio Werthein abstained from voting in the meeting held on August 22, 2016 for the same reasons stated above with respect to the December 22, 2016 vote. In the meeting held on December 22, 2016, the Board of Directors resolved that its position with respect to the Argentine Offer stated in August 22, 2016 meeting also applied to the U.S. Offer.

The Board of Directors’ August 22, 2016 recommendation was subject to the following limitations, among others:

• The Board of Directors’ recommendation was not binding on shareholders;

• The Board of Directors’ opinion was to be understood as an additional element for shareholders to consider when evaluating the Argentine Offer;

• The acceptance or rejection of the Argentine Offer should result from an individual analysis made by each shareholder, considering its particular circumstances, and based on specific advice that the shareholder deems necessary to request in order to carry out this individual analysis; and

• The Argentine Offer was subject to approval by the CNV.

When reaching the decision on August 22, 2016, and in compliance with local regulations, the Board of Directors considered the report dated August 17, 2016 prepared by Bach Capital S.A. (“Bach Capital”), a financial advisory firm hired to provide an independent analysis as to the financial fairness of the Original Offer Price.  After its report dated August 17, 2016, Bach Capital did not prepare an updated analysis taking into account current conditions. The Board of Directors also considered Bach Capital’s opinion of the work carried out by the Offerors’ consulting firms, Quantum Finanzas S.A. (“Quantum Finanzas”) and Finanzas & Gestión S.A. (“Finanzas & Gestión”). Bach Capital had no comments on the reports drafted by said consulting firms given that the opinions provided by them were consistent with Bach’s. The translations of the reports drafted by Bach Capital, Quantum Finanzas and Finanzas & Gestión are attached hereto as exhibits (c)(1), (c)(2) and (c)(3), respectively, and incorporated by reference herein.

Holders of TGS Securities should not construe the Board of Directors’ decision reached on August 22, 2016 as to the Original Offer Price as a recommendation to holders of Class B Shares or ADSs to tender their TGS Securities pursuant to the U.S. Offer.

In its meeting held on December 22, 2016, four months after its August 22 meeting, the Board of Directors of the Company discussed the U.S. Offer.  The Board observed that the market price of the TGS Securities for the prior several months had been consistently above the Offer Price, and the Board was advised that it was not required under U.S. or Argentine law to take a position with respect to the reasonableness of the U.S. Offer or to take a position regarding whether holders should accept such offer.  The Board thereafter resolved to neither recommend that holders tender their TGS Securities pursuant to the U.S. Offer nor recommend that holders decline to tender their TGS Securities pursuant to the U.S. Offer. Accordingly the Board takes no position with respect to the U.S. Offer. The Board of Directors further resolved to encourage each holder of TGS Securities to make its own decision regarding whether to tender its TGS Securities in the U.S. Offer based on all of the information available following consultations with its own advisors on legal, commercial, financial, tax and other matters. Directors Luis Alberto Fallo and Gregorio Werthein abstained from voting because of their relationship with the Offerors. Director Luis Alberto Fallo was appointed by GIP to serve on the Board of Directors of the Company, as were alternate directors Hugo Néstor Galluzzo and Jorge Romualdo Sampietro. Director Gregorio Werthein was designated by WST to serve on the Company’s Board of Directors.

(b)  Intent to Tender. After a reasonable inquiry, and to the best of its knowledge, the Company understands that no executive officer, director, affiliate or subsidiary of the Company intends to tender, sell or hold Class B Shares that are held of record or beneficially owned by such person.

Item 6. Interest in Securities of the Subject Company.

The information set forth in Item 6 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following section at the end of Item 6:

The acquisition of the shares was made in an open market transaction through a broker-dealer.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit:

Exhibit No. (a)(5)

Annual Report of the Company on Form 20-F for the fiscal year ended December 31, 2015 (incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2015 (Commission File No. 1-13396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice president

Date: March 27, 2017